UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ________)*

Aquantia Corp.

(Name of Issuer)

Common Stock, par value US$0.00001 per share

(Title of Class of Securities)

03842Q108

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS GLOBALFOUNDRIES U.S. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,642,052
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,642,052
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,642,052
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1)
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1)  This percentage is calculated based upon 33,488,654 shares of common stock of the Issuer outstanding as of November 30, 2017, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 6, 2017.

Item 1.
(a)    Name of Issuer:
Aquantia Corp.
(b)    Address of Issuer’s Principal Executive Offices:
105 E. Tasman Drive
                San Jose, California 95134
Item 2.
(a)    Name of Person Filing:
GLOBALFOUNDRIES U.S. Inc.
(b)    Address of Principal Business Office or, if none, Residence:
2600 Great America Way
Santa Clara, California 95054

(c)    Citizenship:
Delaware
(d)    Title of Class of Securities:
Common Stock, par value US$0.00001 per share
(e)    CUSIP Number:
03842Q108
Item 3.  If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.  Ownership.
The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.
GLOBALFOUNDRIES U.S. Inc. is the record owner of 2,642,052 shares of common stock of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.  Identification and Classification of Member of the Group.
Not applicable.
Item 9.  Notice of Dissolution of Group.
Not applicable.
Item 10.  Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 29, 2018
GLOBALFOUNDRIES U.S. INC.

By:	/s/ Samak L. Azar
Name:	Samak L. Azar
Title:	Chief Legal Counsel